Skinner Myers

EXPERIENCE

Loyola Marymount University, LA, CA

Clinical Assistant Professor/Film Department   July 2017 to present

- I teach an intermediate Production class for Graduate Students focusing on pre-production, production, and post production
- I teach an Introduction to Editing course which covers the theoretical and practical use of editing using Avid Media Composer
- I advise students on their thesis films and participate in academic research

Loyola Marymount University, LA, CA

Adjunct Professor/Film Department   January 2016 to July 2017

- I teach a Production Bootcamp class focusing on pre-production, production, and post production
- I teach an Introduction to Editing course which covers the theoretical and practical use of editing using Avid Media Composer

Star Prep Academy, LA, CA   January 2016 to present

Film Teacher

- I teach the process of developing a story into script form, All aspects of pre-production, production, and post production to middle and high school students

One Hand Clapping Pictures, NY,NY/LA, CA   February 2009 to present

Managing Director

- Proposal/Contract coordination for potential clients, line produce budgets for media projects, coordinate shooting schedules, and travel arrangements, hire crew, coordinate post-production for clients, edit content, and sound design for all media projects

The Loose Change Collective, NY,NY/LA, CA   October 2009 to present

Photographer

- Photography clients include: CAA, SNL, American Museum of Natural History, LDV Hospitality, No.8 Nightclub, Circa Jewels, Q Models, Blue Models, Metafore Magazine, Jute Magazine, DISfunkshion Magazine
- www.theloosechangecollective.com for samples of my work

Bitmax, LA,CA

Project Manager/Metadata Specialist   January 2015 to January 2016

- Maintained metadata for clients, led and coordinated the delivery of digital assets, ensured the integrated elements of digital projects came together on time and meet client expectations for data integrity and product quality

HBO: True Detective Season 2, LA, CA

Researcher   September 2014 to January 2015

- Researched key information from the script for the Art Department
- Archived all research and maintained a large electronic database

LR-LA, LA, CA

Freelance Producer/Project Manager   April 2014 to June 2014
  - Created/Produced all digital and moving image content for the Cedars Sinai
    History Exhibit.
  - Hired and managed film crew for the filming and editing of the original content
    created for the exhibit.

Participant Media/Take Part, NY, NY   November 2010 to March 2012

Freelance Videographer/Co-Producer/Editor
  - Coordinated produced, and edited online media content
  - Coordinated shooting schedules with interview subjects

New Heights Academy Charter School, NY, NY   October 2009 to June 2010

High School Japanese Teacher
  - Taught beginner's Japanese to 10th, 11th, and 12th graders covering beginner's
    grammar with the inclusion of the two basic writing systems Hiragana, and Katakana

Topspin Creative Corporation, NY, NY   November 2008 to February 2009

Production Coordinator
  - Researched and coordinated all aspects of TV production for Fuji TV,
    NHK, TBS

SKILLS

Proficient in *Microsoft Office*
Music Software: *Pro Tools*
Photography Software: *Photoshop, Lightroom, Capture One*
Filmmaking Software: *Avid, Final Cut Pro, Adobe Premiere, After Effects,*
 DaVinci Resolve Lite, Magic Bullet Looks, Magic Bullet Colorista, Movie Magic Scheduling,
M*ovie Magic Budgeting, Apple Color, Compressor, Motion, DVD Studio Pro*

EDUCATION

University of Southern California, LA, CA   January 2013 - May 2014

Master of Fine Arts, Film & TV Production
CUNY Brooklyn College, NY, NY   May 2011

Master of Arts, Political Science/ International Affairs
Columbia University, NY, NY   May 2008

Bachelor of Arts, East Asian Studies/Japanese